SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No fee required, effective October 7, 1996]

For the fiscal year ended December 31, 2001

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No fee required]

For the transition period

from ________________ to _____________

Commission file number 0-14376

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ORACLE CORPORATION
401(k) SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORACLE CORPORATION
500 Oracle Parkway
Redwood Shores, CA 94065

Oracle Corporation 401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule

As of December 31, 2001 and 2000 and for the year ended December 31, 2001

Report of Independent Auditors

To the participants and Plan Administrative Committee of the
Oracle Corporation 401(k) Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Oracle Corporation 401(k) Savings and Investment Plan as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    ERNST & YOUNG LLP

San Francisco, California
June 6, 2002

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan’s filing on Form 11-K for the year ended December 31, 2000. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 11-K. See Exhibit 23.2 for further discussion. The statement of assets available for benefits as of December 31, 1999 and statement of changes in net assets available for benefits for the year ended December 31, 2000 have not been included in the accompanying financial statements.

Report of Independent Public Accountants

To the Plan Administrator of the
Oracle Corporation 401(k) Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Oracle Corporation 401(k) Savings and Investment Plan as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    Arthur Andersen LLP
San Jose, California
May 31, 2001

Oracle Corporation
401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2001	2000
Assets
Investments, at fair value	$1,370,437,888	$1,867,502,008

Contributions receivable:
Participants	2,541,281	2,927,944
Employer	1,703,139	1,747,668

Total contributions receivable	4,244,420	4,675,612

Total assets	1,374,682,308	1,872,177,620

Liabilities
Excess deferrals due to participants	(22,951)	—
Amounts due to broker for securities sold	(670,424)	—

Total liabilities	(693,375)	—

Net assets available for benefits	$1,373,988,933	$1,872,177,620

See accompanying notes.

Oracle Corporation
401(k) Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2001

Additions
Interest and dividends	$18,415,363

Contributions:
Participants	140,611,958
Employer	26,205,253
Rollovers	10,369,781

Total contributions	177,186,992

Total additions	195,602,355

Deductions

Benefits paid directly to participants	95,336,902
Administrative fees	92,398
Net depreciation in fair value of investments	598,361,742

Total deductions	693,791,042

Net decrease	(498,188,687)

Net assets available for benefits at beginning of year	1,872,177,620

Net assets available for benefits at end of year	$1,373,988,933

See accompanying notes.

Oracle Corporation 401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2001

1.	Description of the Plan

The following description of the Oracle Corporation 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Oracle Corporation (the Company) established the Plan, effective January 1, 1986, as a defined contribution plan. The Plan was established for the purpose of providing retirement benefits for the employees of the Company. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986 (the Code) with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by the Plan Administrator, appointed by the Company, and Fidelity Investments Institutional Operations Company, Inc. is used as the recordkeeper to maintain the individual accounts of each participant.

Eligibility

All employees regularly scheduled to work a minimum of 20 hours per week or 1,000 hours in a Plan year on the domestic payroll of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the Plan immediately upon completing one hour of service with the Company. However, the following employees or the classes of employees are not eligible to participate: (i) employees whose compensation and conditions of employment are subject to determination by collective bargaining; (ii) employees who are non-resident aliens and who received no earned income from the Company; (iii) employees employed in third-party temporary status; (iv) employees of employment agencies; and (v) persons who are not classified as employees for tax purposes.

Contributions

Each year, participants may contribute up to 20% of their eligible compensation as defined by the Plan document. Annual participant contribution amounts are limited to $10,500 for the year ended December 31, 2001, as determined by the Internal Revenue Service (IRS). The Company matches 50% of an active participant’s salary deferrals up to a maximum deferral of 6% of compensation for the pay period. Participants may also contribute amounts representing distributions from other qualified plans.

Oracle Corporation 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers investments in the Company’s common stock, core investment options (mutual funds) and the option of investing their contributions in a personal choice retirement account called Brokerage Link. Brokerage Link balances may consist of the core investment options offered by the Plan, as well as other mutual funds or common stock.

Participant Accounts

Each participant’s account is credited with the participant’s and Company’s contributions and allocations of plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All amounts in participant accounts are participant-directed.

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Vesting in Company matching contributions is based on years of service. Participants are 25% vested after one year of service and vest an additional 25% each year, becoming 100% vested after four years of service.

Participants forfeit unvested Company matching contributions upon termination from the Plan. Forfeited balances of terminated participants’ nonvested Company matching contributions are used to reduce future Company matching contributions. The amount of unallocated forfeitures related to the Company matching contributions at December 31, 2001 and 2000 was $7,438,584 and $30,813,127, respectively. In 2001, the Company used $25,111,577 of forfeitures to offset Company matching contributions.

Oracle Corporation 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case repayment must be made within a reasonable period of time. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, death, disability, or normal or early retirement, participants may elect to receive a lump-sum amount equal to the vested value of their account or may waive receipt of a lump-sum benefit and elect to receive monthly installments. If the participant’s account is valued at $5,000 or less, the amount is distributed in a lump sum. Distributions of investments in the Company’s common stock may be taken in the form of common stock. Hardship withdrawals are permitted if certain criteria are met.

Administrative Expenses

Fees and expenses of the Plan for legal, accounting, and other administrative services may be paid directly by the Company. During 2001, substantially all fees and expenses were paid by the Company on behalf of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue its matching contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Oracle Corporation 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principals generally accepted in the United States.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Investments in common/collective trusts are valued based upon the quoted redemption value of units owned by the Plan at year end. The money market fund is valued at cost plus accrued interest, which approximates fair value. Common stocks, including the Company’s common stock, are traded on a national securities exchange and are valued at the last reported sales price on the last day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Oracle Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of Oracle common stock and cash sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of Oracle common stock and the cash investments held by the Fund. At December 31, 2001, 4,624,267 units were outstanding with a value of $96.24 per unit (4,487,672 units were outstanding with a value of $200.54 per unit at December 31, 2000).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Oracle Corporation 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Plan provides for various investments in ordinary shares, registered investment companies, common and collective trust funds, and short-term investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Reclassifications

Certain amounts in the December 31, 2000 financial statements have been reclassified to conform to the 2001 presentation.

3.	Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2001 and 2000 are as follows:

	December 31
	2001	2000
Oracle Corporation Common Stock Fund	$440,091,860	$889,146,914
Fidelity Contrafund	96,836,445	109,735,057
Fidelity Growth Company Fund	113,079,401	145,194,918
Fidelity Growth and Income Fund	102,694,128	109,260,178
Fidelity Magellan Fund	129,975,777	139,734,514
Fidelity Retirement Money Market Fund	85,865,295	95,195,086

Oracle Corporation 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

3.	Investments (continued)

For the year ended December 31, 2001, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Depreciation in Fair Value of Investments
Common stock	$(472,099,932)
Shares of registered investment companies	(126,261,810)

$(598,361,742)

4.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated May 4, 1995, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

5.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company of Fidelity. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain fees paid by the Plan for the investment management services amounted to $92,398 for the year ended December 31, 2001, and were not reimbursed by the Plan.

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2001, the Plan made purchases of approximately $173,765,062 million and sales of approximately $153,404,746 million of the Company’s common stock.

6.	Subsequent Events

A significant portion of the net assets available for benefits is comprised of Oracle Corporation common stock (approximately 30% of the Plan net assets available for benefits at December 31, 2001). As of June 6, 2002, the market value of one share of Oracle Corporation common stock had declined by approximately 40% from its value as of December 31, 2001.

Supplemental Schedule

Oracle Corporation
401(k) Savings and Investment Plan

EIN 94-2871189, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

	Common Stock:
*	Oracle Corporation Common Stock	31,867,622 units	440,091,860

	Registered investment companies:
	Credit Suisse Capital Appreciation Fund	849,355 shares	$ 15,194,954
	Dreyfus Founders Discovery Fund F	55,146 shares	1,568,916
*	Fidelity Balanced Fund	2,545,160 shares	37,922,886
*	Fidelity Contrafund	2,264,121 shares	96,836,445
*	Fidelity Disciplined Equity Fund	1,154,114 shares	25,505,927
*	Fidelity Equity-Income Fund	798,865 shares	38,960,666
*	Fidelity Freedom Income Fund	39,617 shares	433,010
*	Fidelity Freedom 2000 Fund	21,383 shares	246,328
*	Fidelity Freedom 2010 Fund	136,480 shares	1,721,019
*	Fidelity Freedom 2020 Fund	470,479 shares	5,918,626
*	Fidelity Freedom 2030 Fund	176,608 shares	2,218,199
*	Fidelity Freedom 2040 Fund	60,446 shares	446,693
*	Fidelity Growth and Income Fund	2,747,301 shares	102,694,128
*	Fidelity Growth Company Fund	2,124,754 shares	113,079,401
*	Fidelity Intermediate Bond Fund	3,301,382 shares	34,070,264
*	Fidelity International Growth and Income Fund	1,237,382 shares	23,213,279
*	Fidelity Low-Priced Stock Fund	1,087,835 shares	29,828,437
*	Fidelity Magellan Fund	1,247,129 shares	129,975,777
*	Fidelity OTC Portfolio	456,343 shares	14,224,215
*	Fidelity Pacific Basin Fund	484,209 shares	6,706,289
*	Fidelity Worldwide Fund	601,644 shares	8,820,104
	Janus Worldwide Fund	1,228,350 shares	53,850,854
	Neuberger and Berman Equity International Fund	425,519 shares	6,816,813
*	Spartan Extended Market Index Fund	41,846 shares	991,760
*	Spartan U.S. Equity Index Fund	948,914 shares	38,563,864
	Templeton Developing Markets Trust	233,338 shares	2,305,378

			1,232,206,092
	Assets in Brokerage Link accounts	Various mutual funds, common stocks and money market funds	5,749,624

	Money Market Fund:
*	Fidelity Retirement Money Market Fund	85,865,295 shares	85,865,295

	Common/collective trust funds:
*	Fidelity Managed Income Portfolio	28,360,432 units	28,360,432

*	Participant loans	5.7%–11.5%, maturing through 2011	18,256,445

			$1,370,437,888

*	Indicates a party-in-interest to the Plan.

Column (d), cost, has been omitted, as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 28, 2002

ORACLE CORPORATION 401(k) SAVINGS AND INVESTMENT PLAN

/s/ PETER W. SHOTT
Peter W. Shott Director of Benefits, Oracle Corporation

INDEX TO EXHIBITS

Exhibit Number	Description	Sequential Page Number
23.1	Consent of Ernst & Young LLP
23.2	Notice Regarding Consent of Arthur Andersen LLP